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SEC FILE NUMBER
8-68991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oldfield Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Ste 810
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	(212) 668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bernstein & Pinchuk, LLP
(Name – if individual, state last, first, and middle name)

7 Penn Plaza, Suite 830	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	653
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Hisham Sobhy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oldfield Capital Group, LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Brenda A. Butz, Notary Public
Monroe County
My commission expires February 21, 2025
Commission number 1014198
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title: CEO

[signature] Brenda A Butz

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OLDFIELD CAPITAL GROUP, LLC

Financial Statements

and Supplemental Schedules
With

Report of Independent Registered Public Accounting Firm

and Exemption Report
With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

OLDFIELD CAPITAL GROUP, LLC

FOR THE YEAR ENDED MARCH 31, 2023

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Oldfield Capital Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oldfield Capital Group LLC as of March 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and the schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oldfield Capital Group LLC as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that Oldfield Capital Group LLC will continue as a going concern. As more fully described in Note 1 to the financial statements, Oldfield Capital Group LLC is dependent on its owner to fund its operations as Oldfield Capital Group LLC has not generated sufficient revenue as of March 31, 2023 and lack financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about Oldfield Capital Group LLC's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Oldfield Capital Group LLC's management. Our responsibility is to express an opinion on Oldfield Capital Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oldfield Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in page 10 has been subjected to audit procedures performed in conjunction with the audit of Oldfield Capital Group LLC's financial statements. The supplemental information is the responsibility of Oldfield Capital Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in page 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

We have served as Oldfield Capital Group LLC's auditor since 2011.

New York

5/22/2023

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2023

ASSETS		
Cash	$	36,994
Prepaid expenses		2,558
TOTAL ASSETS	$	39,552
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	3,593
TOTAL LIABILITIES		3,593
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		35,959
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	39,552

See accompanying notes to financial statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2023

REVENUE:	$	-
OPERATING EXPENSES:		
Professional fees		15,135
Regulatory fees		4,852
Rent		4,000
Office and other expenses		3,608
TOTAL OPERATING EXPENSES		27,595
NET LOSS	$	(27,595)

See accompanying notes to financial statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2023

MEMBER'S EQUITY, APRIL 1, 2022	$	23,554
Capital contribution		40,000
Net loss		(27,595)
MEMBER'S EQUITY, MARCH 31, 2023	**$**	**35,959**

See accompanying notes to financial statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(27,595)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		519
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		2,011
Net cash used in operating activities		(25,065)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		40,000
Net cash provided by financing activities		40,000
NET INCREASE IN CASH		14,935
CASH AT BEGINNING OF THE YEAR		22,059
CASH AT THE END OF THE YEAR	$	36,994

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Oldfield Capital Group, LLC (the "Company") was organized on June 30, 2011 as a New Jersey limited liability company for the purpose of providing investment advisory services, including private placement of securities, financial valuation and modeling, financial structuring and strategic consulting. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Income Taxes
The Company is a limited liability company that is sole owned and taxed as a sole proprietorship. The taxable income or loss of the Company is reported on the sole member's individual income tax return. Accordingly, no provisions for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2023 the Company did not have any tax liability.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2023, the Company had no material unrecognized tax benefits.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its owner to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The owner is not contractually obligated to continue to provide support.

Property and Equipment
Property and equipment were previously stated at cost less accumulated depreciation. Depreciation was computed using straight-line and accelerated methods over estimated useful lives of five years. The company's assets are fully depreciated.

Depreciation for the 12 month ended March 31, 2023 was $0.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition

Effective December 15, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of March 31, 2023 were $0.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are reversed when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2023, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2023, there were no contract liabilities.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2023, the amount in excess of insured limits was $0.

Revenues
During the year ended March 31, 2023, there was no revenue.

NOTE 4 – COMMITMENTS AND CONTINGENCIES:

The Company currently leases office space on a quartely basis at the rate of $1,000 per quarter. Rent expense for the year ended March 31, 2023 amounted to $4,000.

NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $33,401 which was $28,401 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.108 to 1.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ended March 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7 – EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under the Rule 15c3-3.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

OLDFIELD CAPITAL GROUP, LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED MARCH 31, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S CAPITAL QUALIFIED FOR NET CAPITAL	$	35,959
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		
Other assets		2,558
TOTAL NONALLOWABLE ASSETS		2,558
NET CAPITAL	$	33,401

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	3,593
TOTAL AGGREGATE INDEBTEDNESS	$	3,593

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

COMPUTED MINIMUM NET CAPITAL REQUIRED (THE GREATER OF	$	240
$5,000 OR 6 2/3 OF AGGREGATE INDEBTEDNESS)	$	5,000
EXCESS OF NET CAPITAL	$	28,401
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.108

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited Form X-17A-5, Part II-A filing as of March 31, 2023.

See accompanying report of independent registered public accounting firm.

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Oldfield Capital Group LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oldfield Capital Group LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Bernstein & Pinchuk LLP

New York, NY

May 22, 2023

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

OLDFIELD CAPITAL GROUP, LLC

EXEMPTION REPORT

FOR THE YEAR ENDED MARCH 31, 2023

Oldfield Capital Group, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities Exchange Act of 1934 (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1)The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Hisham Sobhy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

See review report of independent registered public accounting firm